Exhibit 99.2

324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

July 30, 2021

To:	All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: FIELD TRIP HEALTH LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		August 25, 2021
Record Date for Voting (if applicable) :		August 25, 2021
Beneficial Ownership Determination Date :		August 25, 2021
Meeting Date :		September 24, 2021
Meeting Location (if available) :		Toronto, ON
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	31656R102		CA31656R1029

Sincerely,

Computershare

Agent for FIELD TRIP HEALTH LTD.